Clifford Chance Partnerschaft mit beschrÄnkter Berufshaftung JUNGHOFSTRAßE 14 60311 Frankfurt am Main Germany Tel +49 69 7199 01 Fax +49 69 7199 4000 www.cliffordchance.com

VIA EDGAR

Laura Veator, Stephen Krikorian, Alexandra Barone, and Jeff Kauten United States Securities & Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-0404	March 25, 2024

Re          Pegasus Digital Mobility Acquisition Corp. / Pegasus TopCo B.V.

Registration Statement on Form F-4, File No. 333-274701

Responses to Staff comments made by letter dated March 15, 2024

Dear Ms. Veator, Mr. Krikorian, Ms. Barone, and Mr. Kauten:

On behalf of our client, Pegasus TopCo B.V. (the "Company"), we submit to the staff of the United States Securities and Exchange Commission (the "Staff") this letter setting forth the Company's response to the comments contained in the Staff's letter dated March 15, 2024 (the "Comment Letter") in connection with the Company's Registration Statement on Form F-4, filed on March 12, 2023, (the "Registration Statement"). Concurrent with the submission of this response letter, the Company is submitting Amendment No. 5 of the Registration Statement on Form F-4 (the "Amended Registration Statement") via EDGAR. The Amended Registration Statement contains updates in response to the Staff's comments made in the Comment Letter. Attached as Annex A to this letter is a marked copy showing the changed pages of the Amended Registration Statement for reference.

The Staff's comments are reproduced below in italics and are followed by the Company's response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 181

1.	We note your response to prior comment 3. While we understand there might be significant estimates involved in the determination of the fair value of the Earnout shares, Rule 11-02(6) of Regulation S-X requires that pro forma adjustments be made using information as of the most recent practicable date. As such, estimates should be made using the share price of TopCo Ordinary shares and other assumptions as of a recent date. As noted by Rule 11-02(10), if the transaction is structured in such a manner that significantly different results may occur, the company can provide additional pro forma presentations which give effect to the range of possible results. Please clarify if the compensation charge calculated under IFRS 2, using assumptions as of the most recent practicable date, is zero, or is not material. If so, revise your disclosure to describe the significant assumptions made and the basis for these assumptions. If not, revise your presentation to include the compensation expense as calculated under IFRS 2 and describe the significant assumptions made and the basis for these assumptions.

Clifford Chance LLP is a limited liability partnership registered in England and Wales under no. OC323571. The firm's registered office and principal place of business is at 10 Upper Bank Street London E14 5JJ. The firm uses the word "partner" to refer to a member of Clifford Chance LLP or an employee or consultant with equivalent standing and qualifications. The firm is authorised and regulated by the Solicitors Regulation Authority under SRA number 447778.

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Company Response: In considering the Staff’s comment, the Company reconsidered the most appropriate accounting and presentation for the impact of the issuance of the Earn-out Shares on both the pro forma financial information and post combination financial statements. As noted in the response to Question #5 of the SEC Staff’s comment letter issued on February 23, 2024, the Company believes the Earn-out Agreement is within the scope of IFRS 2; however, after reconsideration and as described below, the Company concluded that the impact of the Earn-out Agreement is already included in the pro forma adjustment for the IFRS 2 charge described in Transaction Accounting Adjustment (J) and a separate adjustment is not necessary.

As the transaction is considered a reverse merger, the Company is recognizing the excess of the consideration transferred (fair value of TopCo Shares issued to Pegasus Shareholders) over the fair value of Pegasus’s identifiable net assets acquired as compensation expense for the service of a stock exchange listing (“IFRS 2 Charge”). The Company is estimating the fair value of the TopCo Shares issued based on the market price of Class A Ordinary Shares of Pegasus, given the one-to-one conversion upon Closing.

While the value of the consideration given up theoretically comprises two components (value of a stand-alone share and the value of the earnout), the fact that the Company is deriving the value of the consideration by reference to the more readily determinable public share price of Pegasus renders any adjustment/consideration of the two separate components unnecessary because the value of each is theoretically reflected in the public share price pre-consummation. More specifically, the Company concluded that any value that may accrue to the benefit of the Schmid shareholders (and, consequently, to the detriment of the Pegasus shareholders) as a result of the Earn-out Agreement would also be reflected in the share price of Pegasus prior to consummation.

Accordingly, the Company concluded that the publicly quoted share price of Pegasus Class A Ordinary Shares reflects the incremental reduction in the fair value transferred to Pegasus Shareholders due to the Earn-out Agreement, given the public investors would fully utilize the information announced in the Earn-out Agreement on January 28, 2024, to make their investment decisions. Therefore, the Company concluded that no separate fair value adjustment is necessary for the Earn-out Agreement as the fair value will be inherently reflected within the quoted price of Pegasus Shares used in valuing the consideration given to Pegasus’ shareholders and in deriving the deemed cost of the listing services. The Company has updated the disclosure concerning Transaction Accounting Adjustment (J) to appropriately disclose that the Earn-out Agreement is considered in determining the IFRS 2 Charge.

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The Company acknowledges that this approach is only appropriate (and necessary) in the context of a reverse acquisition where the value of the consideration given up is derived by observing the more readily determinable share price of the “target.” In a traditional acquisition (or a reverse acquisition where consideration given up was calculated directly through derivation of the fair value of the acquirer), the Company acknowledges that the value of the acquirer and the earn-out would need to be separately considered and calculated.

Liquidity and Capital Resources, page 206

2.	We note your response to prior comment 4 that you do not believe the restrictions mentioned within page 59 meet the requirements of “restricted net assets” as defined in Rule 1-02(dd) of Regulation S-X. Your risk factor disclosure cites common restrictions for Chinese based companies that have resulted in Rule 4-08(e) and 5-04 of Regulation S-X disclosures in practice. You disclose: “As a result, our Chinese subsidiaries may be restricted in their ability to transfer cash outside of China whether in the form of dividends, loans or advances. These restrictions and requirements could reduce the amount of distributions that we receive from our subsidiaries, which would restrict our ability to fund our operations, generate income, pay dividends, and service our indebtedness.” Also, you note as an example that the company entered into a licensing agreement with a Chinese subsidiary and in payment, €15 million was transferred out of the subsidiary to the company. However, Rule 1-02(dd) of Regulation S-X defines Restricted Net Assets as those that may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.). It appears that the licensing arrangement involves the payment of compensation in exchange for products or services. Clarify how you consider this arrangement to be included in this definition. Please also clarify whether under current Chinese law your Chinese subsidiary can only pay dividends out of retained earnings and, if so, how you considered this in determining its ability to transfer its net assets to you in the form of loans, advances or cash dividends. To the extent these restricted net assets meet the quantitative thresholds in Rule 5-04 of Regulation S-X, please include Schedule 1 and the disclosures required by Rule 4-08(e)(3) of Regulation S-X. Also, see Instruction 5 to Item 303(b) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and notes that the €15 million payment was in exchange for products and services and is not within the scope of the guidance referenced by the Staff. Additionally, as detailed in our risk factor, dividends from our Chinese subsidiary may only be paid out of retained earnings; however, upon further review the Company does not believe these restrictions to be material to the results of operations. That is, the Company does not believe there is a circumstance in which a limitation of dividends to their share of the retained earnings balance of the Chinese subsidiary would cause the Company to not be able to meet its financial obligations. As such, the Company has removed the relevant language from two separate risk factors from the "Risks Related to our Operations section" of the Registration Statement and in addition removed another reference. As these restrictions do not present material risks to the Company’s ability to operate, the Company does not believe the requirements set out by Rule 5-04 and Rule 4-08(e)(3) are applicable.

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In relation to your query whether Chinese assets can be transferred or returned by a loan or advances from the Chinese subsidiary to its German parent, Gebr. Schmid GmbH, the Company notes that the Chinese SAFE regulation (Chinese State Administration of Foreign Exchange) allows such transfers of assets. In China, it is necessary to obtain foreign exchange approval from SAFE for such transfers such as Company loans to Gebr. Schmid GmbH. The SAFE has been delegated to the relevant local banks making the transfer. Banks will screen necessary, formal documentation and then execute the transfer. For an internal corporate loan between the Chinese subsidiary as lender and Gebr. Schmid GmbH as borrower, the specifications are different for each case. However, in general, certain documentation (including tax documents) are required with variations between cities and districts in China and differences between individual banks handling the transfer. In principle, however, capital can be transferred from the Chinese subsidiary to Gebr. Schmid GmbH in form of a loan or in exchange of products and services (similar to €15 million payment made as stated above) in an unlimited amount. There are two primary schemes for extending loans to offshore affiliates such as Gebr. Schmid GmbH: loans in foreign currency regulated by the State Administration for Foreign Exchange (SAFE) and RMB loans regulated by the People's Bank of China (PBOC). While SAFE scheme allows foreign currency but limited to 30% of the registered capital, the PBOC scheme is unlimited as long as the funds are self-owned. However, the transfer is made in RMB so that an exchange into e.g. Euro is subsequently necessary. However, such a currency exchange is generally possible in London or Frankfurt and as such unlimited intergroup loans can be made, if required.

If you have any questions regarding the Amended Registration Statement, please contact with George Hacket at +49 69 7199 3103 or george.hacket@cliffordchance.com or Axel Wittmann at Axel.Wittmann@CliffordChance.com or under +49 69 7199 1528.

Sincerely,

/s/ George Hacket

c.c.	Pegasus Digital Mobility Acquisition Corp
Jeremy Mistry

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Annex A